Nasdaq ISE, LLC, Nasdaq GEMX, LLC, Nasdaq MRX, LLC

Nasdaq Stock Market, LLC, Nasdaq BX, Inc., NASDAQ PHLX LLC

New York Stock Exchange LLC, NYSE American LLC

NYSE Arca, Inc., NYSE Texas, Inc., NYSE National, Inc.

FINRA may share a copy of the submitted Annual Audit with any SRO(s) listed above of which your firm is a member. **If you are a member of an SRO that is not listed above and that has not waived the filing requirement by rule, you must continue to file directly with such SRO.**

Name of Auditor*

Rodefer Moss & Co, PLLC

PCAOB #*

910

Auditor Address - Street*

608 Mabry Hood Road

City*

Knoxville

State*

TN

Zip Code*

37932

Auditor Main Phone Number*

865-583-0091

Lead Audit Partner Name*

Rickey Luttrell

Lead Audit Partner Direct Phone Number*

865-583-0091

Lead Audit Partner Email Address*

rluttrell@rodefermoss.com

FYE: 2025-12-31

Below is a list of *required* documents. Please check to indicate the document is attached.*

FINRA reminds member firms that the SEC has updated the Facing Page and Oath or Affirmation that member firms are required to file with their annual report pursuant to SEA Rule 17a-5. All firms must use the amended Facing Page and Oath or Affirmation beginning for fiscal years ending October 31, 2021. The updated Facing Page and Oath or Affirmation is available on the SEC website.

☑Facing Page [Form X-17A-5 Part III]

☑An Oath or Affirmation [SEA Rule 17a-5(e)(2)]

☑Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]

☑Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]

☑Statement of Income [SEA Rule 17a-5(d)(2)(i)]

☑Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]

☑Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]

☑Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])

☑Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]

☑Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 *(Select ONLY One)* **See Annual Audit Notice Information above.**

○ Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

◉ Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

☐Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]

☐For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds

☐For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* Conners & Co., Inc. - 2025 Auditors Report.pdf 133908 bytes

   Conners & Co., Inc. - 2025 AUP Report.pdf 203282 bytes

   Conners & Co., Inc. - 2025 114 Letter.pdf 215859 bytes

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-8228

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Conners & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5080 Wooster Road, Suite 300
(No. and Street)

Cincinnati	OH	45209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John A. Conners	513-421-0606	jconners@connersinvestments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rodefer Moss
(Name – if individual, state last, first, and middle name)

608 Mabry Hood Road	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)

11/5/2003	910
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>John A. Conners</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Conners & Co., INc.</u>, as of <u>3/31</u>, 2 <u>026</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

FREDRICK G BALLARD
Notary Public
State of Ohio
My Comm. Expires
August 12, 2028

Signature

Title:
Chief Financial Officer

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*


RODEFER MOSS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Conners & Co., Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Conners & Co., Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board ("United States") and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) and (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
March 31, 2026

Listening Better, Trying Harder, Caring More. *That's Rodefer Moss.*



RODEFER MOSS

March 31, 2026

To the Shareholder of Conners & Co., Inc.

In connection with our audit of the financial statements and supplemental information of Conners & Co., Inc. (the "Company") for the year ended December 31, 2025, we will issue our report thereon dated March 31, 2026. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted, and the application of existing accounting policies was not changed during 2025. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both (1) most important to the portrayal of the Company's financial condition and results and (2) require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Company in its December 31, 2025 financial statements are described in Note 1 to the financial statements and relate to the policies the Company uses to account for current expected credit losses, depreciation, concentrations of risk, income taxes and uncertain tax positions, revenue recognition, cash, advertising cost and use of estimates.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate(s) affecting the financial statements are described in Note 1 to the financial statements.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Listening Better, Trying Harder, Caring More. *That's Rodefer Moss.*

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements and to communicate the results of our evaluation and our conclusions to you. We did not note any potential bias by management in its judgment of amounts and disclosures in the financial statements.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. There were no uncorrected misstatements noted during our audit.

Auditors' Report

In connection with the audit of the financial statements, we have provided you a draft of our auditors' report and have discussed with you.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions (statements) not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a disagreement on a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditors' report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedule I - Computation of Net Capital under rule 15c3-1 of the SEC and Schedules II and III - Computation for Determination of Reserve Requirement and Information Related to Possession or Control Requirements Pursuant to Rule 15c3-3 that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 2701, *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the shareholder and management of the Company and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC


RODEFER MOSS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholder of Conners & Co., Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2025. Management of Conners & Co., Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and bank statements, noting no differences;

2) Compared the Total Revenue amount reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

Listening Better, Trying Harder, Caring More. *That's Rodefer Moss.*

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
March 31, 2026



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Conners & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Conners & Co., Inc. (the "Company") as of December 31, 2025, and the related statements of operations changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplementary information on pages 11 - 13 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 11 - 13 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served Conners and Co., Inc's auditor since 2025.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
March 31, 2026

Listening Better, Trying Harder, Caring More. *That's Rodefer Moss.*

Financial Statements for

CONNERS & CO., INC

Year Ended December 31, 2025

CONNERS & CO., INC
TABLE OF CONTENTS

Financial Statements

Supplementary Information

CONNERS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

Cash and Cash Equivalents	$	11,220
Deposits with Clearing Broker		200,163
Receivable from Clearing Broker		29,274
Securities Owned at Fair Value		141,507
Furniture and Equipment, Net		223
Other Assets		2,691
Total Assets	$	385,078

LIABILITIES AND SHAREHOLDER EQUITY

Liabilities

Payable to Clearing Broker	$	115,950
Accrued Expenses		5,252
Total Liabilities		121,202

Shareholder's Equity

Common Stock, No Par Value; 14,735 Shares Authorized, 6,981 Shares Issued and Outstanding	798,200
Additional Paid-In Capital	569,550
Retained Deficit	(1,103,874)
Total Shareholder's Equity	263,876

Total Liabilities and Shareholder's Equity	$	385,078

CONNERS & CO., INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2025

Revenue

Commissions	$	92,580
12b-1 Fees		28,921
Extraordinary Service Fees		83,613
Trading Gain on Dealer Account		135,618
Total Revenue		340,732

Expenses

Employee Compensation and Benefits	264,355
Clearance Paid to Non-Brokers	15,422
Communications	56,793
Occupancy and Equipment Costs	22,738
Regulatory Fees	46,068
Professional Fees and Licenses	35,362
Total Expenses	440,738
Loss from Operations	(100,006)

Other Expenses

Income Tax Expense		(30,000)
Other Expenses, Net		(26,000)
Total Other Expenses		(56,000)
Net Loss	$	(156,006)

CONNERS & CO., INC.
STATEMENT OF SHAREHOLDER'S EQUITY
Year Ended December 31, 2025

	Common Stock		Additional Paid-In Capital		Retained Deficit		Total
Balance at January 1, 2025	$	798,200	$	441,550	$	(947,868)	$ 291,882
Capital Contribution		-		128,000		-	128,000
Net Loss		-		-		(156,006)	(156,006)
Balance at December 31, 2025	$	798,200	$	569,550	$	(1,103,874)	$ 263,876

CONNERS & CO., INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2025

Cash Flows from Operating Activities

Net Loss	$	(156,006)
Reconciliation of Net Loss with Cash Flows from Operations		
Depreciation		446
Non Cash Lease Expense		(560)
Deferred Tax Asset		30,000
Changes In		
Receivable from Clearing Brokers		(6,501)
Securities Owned at Fair Value		67,850
Other Assets		8,048
Payable to Clearing Broker		(78,823)
Accrued Expenses		2,805
Cash Used by Operating Activities		(132,741)
Cash Flows from Financing Activities		
Capital Contributions		128,000
Net Change in Cash		(4,741)
Beginning Cash and Cash Equivalents Balance		15,961
Ending Cash and Cash Equivalents Balance	$	11,220

4

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Conners & Co., Inc. (the "Company") is a fully-disclosed introducing broker-dealer, located in Cincinnati, Ohio. The Company is primarily in the business of underwriting, brokering, and trading common stock and municipal bonds, and related investment services. The Company is registered with the Securities and Exchange Commission (SEC) and the states of Ohio, Kentucky, Florida, and Indiana, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's viability is dependent on the strength of the investment markets in which it operates.

It is the policy of the Company to employ U.S. generally accepted accounting principles (GAAP) in the preparation of its financial statements. A summary of the Company's significant accounting policies follows:

Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents. Cash segregated under federal securities regulations for the benefit of customers is not included as a cash equivalent item.

Deposits with Clearing Broker

The Company is required to maintain a $100,000 deposit with the clearing broker who allows the Company to serve as an "introducing broker" into the clearing broker's system. The Company also maintains a trading deposit with the clearing broker to enable the Company to engage in security transactions. This deposit represents the amount in excess of the fair value of the securities maintained with the clearing broker.

Receivables from and Payable to Clearing and Other Broker-Dealers

Receivables from broker-dealer include commissions from security transactions. Payable to clearing broker are the amounts due for uncollateralized financing of proprietary inventory positions. Management assesses the collectability of receivable from the broker-dealers and records an allowance for credit losses when considered necessary. Based on these reviews, management has determined that an allowance is not necessary at December 31, 2025.

Furniture and Equipment

Furniture and equipment are stated at cost and are depreciated over the estimated useful lives of the related assets ranging from five to seven years. Depreciation is computed using the accelerated method for financial reporting and income tax purposes.

Depreciation expense for the year ended December 31, 2025 was $446.

Maintenance and repairs are expensed when incurred. Significant improvements and renewals are capitalized.

NOTE 1 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Owned and Related Revenue

The Company's proprietary securities transactions in regular-way trades are recorded on trade date. Profit and loss arising from proprietary securities transactions cleared by RBC are recorded on a trade date basis and recorded on the statement of operations as part of commissions, fees, and net trading gains.

Mutual fund and 12b-1 fees are earned through the marketing and distribution of mutual funds and are recorded when earned.

Interest and dividends related to securities owned are accrued by the Company when earned.

Securities owned and securities sold but not yet settled are stated at fair value. The Company determines fair value by using public market quotations, quoted prices from dealers, recent market transactions, or its best judgment, depending upon the underlying security.

Revenue Recognition

Significant Judgements

Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the price is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

12b-1 Fees

The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. This includes management placement fees associated with certain underwritings. Underwriting income is earned from the sale of the securities from the underwriting. Underwriting fees and income are both built into the underwriting and is recorded once all the bonds are sold. The transactions represent one performance obligation, which is the sale of the bonds. The company recognizes its share of the revenue when all the securities are sold. The Company believes that this date is the appropriate point in time to recognize the revenue for securities underwriting transactions as there are no significant actions which the Company need to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded.

NOTE 1 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Extraordinary Account Services

The Company provides extraordinary account services for certain customers. The Company enters into a written agreement with the Customer regarding these services. Each customer is provided with a fee schedule that outlines each extraordinary charge. The fee schedule provided outlines the appropriate fees related to each agreement. The Company's principals calculate and determine the transaction price. The services performed represent one performance obligation for each customer. The Company recognizes revenue when the services are complete, and the invoice is generated.

There was no contract asset or liability balance at January 1, 2025 or December 31, 2025.

Other Considerations

Contracts with customers may include multiple performance obligations for which the consideration is allocated between performance obligations. Depending on the terms of the contract, the Company may defer the recognition of revenue and record a contract liability when a future performance obligation has not yet occurred.

Related Party Transactions

The Company currently leases a space in a building separately owned by the Company's owner. A total of $15,958 in rent related expenses was paid during the year ended December 31, 2025. The terms of the lease are considered month-to-month and therefore are not subject to the treatment of leases as described in the guidelines under FASB ASC 842, *Leases.*

Income Taxes

Income taxes are accounted for using the liability method. Under this method, deferred income taxes are determined based upon enacted tax laws and rates applied to the differences between the financial statement and tax bases of assets and liabilities.

Deferred tax assets and liabilities result principally from temporary differences in the financial and tax bases of investment securities and net operating loss carryforwards.

The Company recognizes the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. In determining its tax positions, the Company assumes that the positions will be examined by the appropriate taxing authority and the taxing authority would have full knowledge of all relevant information. The measurement of tax positions is based on managements' best judgment of the amount the Company would ultimately accept in a settlement with taxing authorities. The Company has no uncertain tax positions at December 31, 2025. The Company remains subject to examinations by the Internal Revenue Service, Ohio Department of Taxation, and various local municipalities for the years ended December 31, 2022 and after.

Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2025 through March 31, 2026, which is the date the financial statements were available to be issued.

NOTE 2 - CASH AND CASH FLOW INFORMATION

At various times throughout the year, the Company may have cash in financial institutions in excess of insured limits. The Federal Deposit Insurance Corporation (FDIC) insures account balances in accounts up to $250,000 for each business depositor. Using these criteria, the Company did not have any cash in excess of insured limits as of December 31, 2025.

NOTE 3 - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

LEVEL 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

LEVEL 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

LEVEL 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodology used for assets measured at fair value. There have been no changes in the methodology used at December 31, 2025.

Bonds – Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

The preceding method described may provide a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value at December 31, 2025.

December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Bonds	$ -	$ 141,507	$ -	$ 141,507

8

NOTE 4 - FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following:

	December 31, 2025
Furniture and Fixtures	$ 5,000
Equipment	28,156
	33,156
Accumulated Depreciation	(32,933)
Total Furniture and Equipment, Net	$ 223

NOTE 5 - INCOME TAXES

The Company has net operating loss carryforwards of approximately $1,910,000. Due to the uncertainty of the future realization of the net operating loss carryforward, a valuation allowance has been recorded at December 31, 2025. The components of deferred income taxes are as follows:

Deferred Tax Asset	$ 75,000
Valuation Allowance	(75,000)
Net Deferred Tax Asset	$ -

NOTE 6 - CAPITAL STOCK RESTRICTIONS

The Company and its shareholder have entered into an agreement which defines the rights and obligations of the stockholders with respect to the encumbering and disposition of the Company's capital stock. The agreement sets forth the method of establishing the price to be paid and the terms of payment by the Company.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's minimum capital requirement is the greater of $100,000 or 6 2/3% of its aggregate indebtedness. At December 31, 2025, the Company had net capital, as computed under Rule 15c3-1, of $251,107 which was $151,107 greater than its required net capital of $100,000. The Company had aggregate indebtedness of $5,252 as of December 31, 2025. The Company's net capital ratio was 0.0209 to 1.

NOTE 8 - PROFIT SHARING PLAN

The Company has a qualified profit-sharing plan covering all employees meeting certain conditions. Contributions to the plan are determined annually by the Board of Directors. An employee earns a vested interest in the plan after completing two full years of employment. No contribution was made to the plan in the year ended December 31, 2025.

NOTE 9 - FINANCIAL INSTRUMENTS AND CONCENTRATIONS

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, receivables form clearing brokers and securities owned. The Company places its cash investments with high-credit-quality financial institutions located in Cincinnati, Ohio. At times, balances may exceed the federally insured limits. In addition, the Company maintains a cash account with the clearing broker. Management does not believe significant concentrations of credit risk exists with respect to these financial instruments.

The Company invests in various investment securities on its own account. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported within the financial statements.

The Company's activities involve the execution, settlement, and financing of various customer securities transactions through a clearing broker. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event counterparties do not fulfill their obligations, the Company may be required to purchase, or sell, financial instruments underlying the contract, which could result in a loss.

NOTE 10 - BROKER DEALER – SINGLE REPORTING SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of underwriting, brokering, and trading common stock and municipal bonds, and related investment services. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Schedule I), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies.

SUPPLEMENTARY INFORMATION

CONNERS & CO., INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2025

Computation of Basic Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Shareholder Equity from Statement of Financial Condition	$	263,876
Deduct Shareholder Equity Not Allowable for Net Capital		-
Total Shareholder Equity Qualified for Net Capital		263,876
Add Liabilities Subordinated to Claims of General Creditors		-
Total Capital and Allowable Subordinated Liabilities		263,876
Deductions and/or Changes		
Non-Allowable Assets		
Furniture and Equipment		(223)
Prepaid Expenses		(2,691)
Total Deductions and/or Changes		(2,914)
Net Capital Before Haircuts on Securities Position		260,962
Haircuts on Securities		
State and Municipal Securities		-
Other Securities		9,855
Undue Concentration		-
Total Haircuts on Securities		9,855
Net Capital	$	251,107

Aggregate Indebtedness

Items Included in Statement of Financial Condition		
Accounts Payable and Accrued Expenses	$	5,252

Computation of Basic Net Capital Requirements

Greater of 6 2/3% of Aggregate Indebtedness or $100,000

6 2/3% of Aggregate Indebtedness	$	350
Minimum Dollar Net Capital Requirement	$	100,000
Excess Net Capital	$	151,107
Percentage of Aggregate Indebtedness to Net Capital		0.0209 to 1

NOTE: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2025.

11

CONNERS & CO., INC.
SCHEDULE II and III
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION FOR POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2025

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2)(i) and (k)(2)(ii) of that Rule.

CONNERS & CO., INC.
EXEMPTION REPORT
DECEMBER 31, 2025

Conners & Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 as of the year ended December 31, 2025, under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) and (k)(2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) and (k)(2)(ii) throughout the year ended December 31, 2025, without exception.

Conners & Co., Inc.

I, John Conners, swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
John A. Conners, Shareholder

Date: 3/26/26